UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Crescent Private Credit Income Corp.

(Name of Issuer)

Crescent Private Credit Income Corp.

(Name of Person(s) Filing Statement)

Class S Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

22576M109

(CUSIP Number of class of securities)

Class D Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

22576M307

(CUSIP Number of class of securities)

Class I Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

22576M208

(CUSIP Number of class of securities)

George P. Hawley

Secretary

Crescent Private Credit Income Corp.

11100 Santa Monica Blvd., Suite 2000

Los Angeles, California 90025

(310) 235-5900

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

Monica J. Shilling, P.C. Van Whiting Kirkland & Ellis LLP 2049 Century Park East, 37th Floor Los Angeles, California 90067 (310) 552-4200	Nicole M. Runyan, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

May 26, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on May 26, 2026 by Crescent Private Credit Income Corp. (the “Company”) in connection with an offer by the Company (the “Offer”) to purchase up to 1,023,865 of its outstanding shares of beneficial interest (including Class I shares of common stock, par value $0.01 per share, Class D shares of common stock, par value $0.01 per share, and Class S shares of common stock, par value $0.01 per share, collectively, the “Shares”) at a price equal to the net asset value per Share of the applicable Class as of May 31, 2026 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on June 24, 2026.

2.	A total of zero Shares were validly tendered pursuant to the Offer as of such date. Accordingly, the Company will not purchase any shares pursuant to the Offer.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRESCENT PRIVATE CREDIT INCOME CORP.

By:	/s/ George P. Hawley
Name:	George P. Hawley
Title:	Secretary

Dated: June 26, 2026

EXHIBIT INDEX

Exhibit

EX-FILING FEES	Filing Fee Table.

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